December 22, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Filing for Registered Investment Companies

Managed by Affiliates of Legg Mason, Inc. (the “Funds”)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), the following documents are hereby submitted for filing with the Securities and Exchange Commission (the “Commission”): (1) copies of Rider Nos. 12 and 13 to the joint fidelity bond (the “Bond”) executed on behalf of the Funds (the Bond was filed with the Commission on October 13, 2009); (2) copies of the resolutions of a majority of the Board of Trustees of Legg Mason Global Asset Management Trust (the “Trust”) who are not “interested persons” (as defined in the 1940 Act) of the Trust approving the amount, type, form and coverage of the joint fidelity bond and the portion of the premium to be paid by each Fund comprising the Trust (the “New Funds”) as well as approving the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries (as defined below); (3) copies of the resolutions of a majority of the Board of Directors of Western Asset Global Corporate Defined Opportunity Fund Inc. (the “Corporation”) who are not “interested persons” (as defined in the 1940 Act) of the Corporation approving the amount, type, form and coverage of the joint fidelity bond and the portion of the premium to be paid by the Corporation as well as approving the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries (as defined below); (4) a statement as to the period for which premiums have been paid under the joint fidelity bond; and (5) an agreement among the Funds concerning the allocation of fidelity bond recoveries (the “Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries”).

For purposes of (4) above, please note that the Funds have paid premiums under the joint fidelity bond for the period July 1, 2009 through June 30, 2010.

If you have any questions concerning this filing, please call the undersigned at (203) 703-7038.

Very truly yours,

/s/ Thomas C. Mandia
Thomas C. Mandia
Assistant Secretary of each Fund

Enclosures

cc:	Jennifer L. Whitman

Rosemary D. Emmens

LMP Corporate Loan Fund Inc.

Western Asset High Income Opportunity Fund Inc.

Western Asset Managed High Income Fund Inc.

Western Asset Managed Municipals Fund Inc.

Western Asset Municipal High Income Fund Inc.

LMP Real Estate Income Fund Inc.

Western Asset Intermediate Muni Fund Inc.

Western Asset High Income Fund Inc.

Western Asset High Income Fund II Inc.

Western Asset Worldwide Income Fund Inc.

Western Asset Global High Income Fund Inc.

Western Asset Emerging Markets Debt Fund Inc.

LMP Capital and Income Fund Inc.

Western Asset Emerging Markets Income Fund Inc.

Western Asset Emerging Markets Floating Rate Fund Inc.

Western Asset Global Partners Income Fund Inc.

Western Asset Municipal Partners Fund Inc.

Western Asset Variable Rate Strategic Fund Inc.

Western Asset Inflation Management Fund Inc.

Western Asset Municipal Defined Opportunity Trust, Inc.

Western Asset Investment Grade Defined Opportunity Trust Inc.

Western Asset Global Corporate Defined Opportunity Fund Inc.

Legg Mason Partners Equity Trust

Legg Mason Batterymarch 130/30 U.S. Large Cap Equity Fund

Legg Mason ClearBridge Aggressive Growth Fund

Legg Mason ClearBridge Appreciation Fund

Legg Mason ClearBridge Capital and Income Fund

Legg Mason ClearBridge Capital Fund

Legg Mason ClearBridge Convertible Fund

Legg Mason ClearBridge Diversified Large Cap Growth Fund

Legg Mason ClearBridge Dividend Strategy Fund

Legg Mason Esemplia Emerging Markets Equity Fund

Legg Mason ClearBridge Equity Fund

Legg Mason ClearBridge Equity Income Builder Fund

Legg Mason Barrett Financial Services Fund

Legg Mason ClearBridge Fundamental Value Fund

Legg Mason Batterymarch Global Equity Fund

Legg Mason Global Currents International All Cap Opportunity Fund

Legg Mason ClearBridge Investors Value Fund

Legg Mason ClearBridge Large Cap Growth Fund

Legg Mason Lifestyle Allocation 100%

Legg Mason Lifestyle Allocation 30%

Legg Mason Lifestyle Allocation 50%

Legg Mason Lifestyle Allocation 70%

Legg Mason Lifestyle Allocation 85%

Legg Mason Lifestyle Income Fund

Legg Mason ClearBridge Mid Cap Core Fund

Legg Mason Capital Management All Cap Fund

Legg Mason Batterymarch S&P 500 Index Fund

Legg Mason ClearBridge Small Cap Growth Fund

Legg Mason ClearBridge Small Cap Value Fund

Legg Mason Investment Counsel Social Awareness Fund

Legg Mason Target Retirement 2015

Legg Mason Target Retirement 2020

Legg Mason Target Retirement 2025

Legg Mason Target Retirement 2030

Legg Mason Target Retirement 2035

Legg Mason Target Retirement 2040

Legg Mason Target Retirement 2045

Legg Mason Target Retirement 2050

Legg Mason Target Retirement Fund

Legg Mason Batterymarch U.S. Large Cap Equity Fund

Legg Mason Permal Tactical Allocation Fund

Legg Mason Partners Income Trust

Legg Mason Western Asset Adjustable Rate Income Fund

Legg Mason Western Asset California Municipals Fund

Legg Mason Western Asset Core Bond Fund

Legg Mason Western Asset Core Plus Bond Fund

Legg Mason Western Asset Corporate Bond Fund

Legg Mason Western Asset Global High Yield Bond Fund

Legg Mason Western Asset Global Inflation Management Fund

Legg Mason Western Asset Government Securities Fund

Legg Mason Western Asset High Income Fund

Legg Mason Western Asset Intermediate Maturity California Municipals Fund

Legg Mason Western Asset Intermediate Maturity New York Municipals Fund

Legg Mason Western Asset Intermediate-Term Municipals Fund

Legg Mason Western Asset Managed Municipals Fund

Legg Mason Western Asset Massachusetts Municipals Fund

Legg Mason Western Asset Municipal High Income Fund

Legg Mason Western Asset New Jersey Municipals Fund

Legg Mason Western Asset New York Municipals Fund

Legg Mason Western Asset Oregon Municipals Fund

Legg Mason Western Asset Pennsylvania Municipals Fund

Legg Mason Western Asset Short Duration Municipal Income Fund

Legg Mason Western Asset Short-Term Bond Fund

Legg Mason Western Asset Strategic Income Fund

Western Asset Emerging Markets Debt Portfolio

Western Asset Global High Yield Bond Portfolio

Legg Mason Partners Money Market Trust

Western Asset / Citi California Tax Free Reserves

Western Asset / Citi Liquid Reserves

Western Asset / Citi Connecticut Tax Free Reserves

Western Asset / Citi New York Tax Free Reserves

Western Asset / Citi Tax Free Reserves

Western Asset / Citi U.S. Treasury Reserves

Western Asset California Municipal Money Market Fund

Western Asset Massachusetts Municipal Money Market Fund

Western Asset New York Municipal Money Market Fund

Western Asset Money Market Fund

Western Asset Government Money Market Fund

Western Asset Municipal Money Market Fund

Western Asset AMT Tax Free Money Market Fund

Legg Mason Partners Institutional Trust

Western Asset Institutional Money Market Fund

Western Asset / Citi Institutional Cash Reserves

Western Asset / Citi Institutional Liquid Reserves

Western Asset / Citi Institutional Tax Free Reserves

Western Asset / Citi Institutional U.S. Treasury Reserves

Western Asset Institutional Government Money Market Fund

Western Asset Institutional Municipal Money Market Fund

Legg Mason Western Asset SMASh Series C Fund

Legg Mason Western Asset SMASh Series EC Fund

Legg Mason Western Asset SMASh Series M Fund

Legg Mason Partners Premium Money Market Trust

Western Asset / Citi Premium Liquid Reserves

Western Asset / Citi Premium U.S. Treasury Reserves

Master Portfolio Trust

Liquid Reserves Portfolio

U.S. Treasury Reserves Portfolio

Tax Free Reserves Portfolio

Prime Cash Reserves Portfolio

Institutional Enhanced Portfolio

Government Portfolio

Legg Mason Partners Variable Equity Trust

Legg Mason ClearBridge Variable Aggressive Growth Portfolio

Legg Mason ClearBridge Variable Appreciation Portfolio

Legg Mason ClearBridge Variable Dividend Strategy Portfolio

Legg Mason ClearBridge Variable Fundamental Value Portfolio

Legg Mason Global Currents Variable International All Cap Opportunity Portfolio

Legg Mason ClearBridge Variable Investors Portfolio

Legg Mason ClearBridge Variable Large Cap Growth Portfolio

Legg Mason Variable Lifestyle Allocation 50%

Legg Mason Variable Lifestyle Allocation 70%

Legg Mason Variable Lifestyle Allocation 85%

Legg Mason ClearBridge Variable Mid Cap Core Portfolio

Legg Mason ClearBridge Variable Capital Portfolio

Legg Mason ClearBridge Variable Equity Income Builder Portfolio

Legg Mason Batterymarch Variable Global Equity Portfolio

Legg Mason ClearBridge Variable Small Cap Growth Portfolio

Legg Mason Investment Counsel Variable Social Awareness Portfolio

Legg Mason Partners Variable Income Trust

Legg Mason Western Asset Variable Adjustable Rate Income Portfolio

Legg Mason Western Asset Variable Diversified Strategic Income Portfolio

Legg Mason Western Asset Variable Global High Yield Bond Portfolio

Legg Mason Western Asset Variable High Income Portfolio

Legg Mason Western Asset Variable Money Market Portfolio

Legg Mason Western Asset Variable Strategic Bond Portfolio

Western Asset Income Fund, Inc.

Western Asset/Claymore Inflation-Linked Securities & Income Fund

Western Asset/Claymore Inflation-Linked Opportunities & Income Fund

Western Asset Premier Bond Fund

Western Asset Funds, Inc.

Western Asset Core Plus Bond Portfolio

Western Asset Core Bond Portfolio

Western Asset High Yield Portfolio

Western Asset Inflation Indexed Plus Bond Portfolio

Western Asset Intermediate Bond Portfolio

Western Asset Intermediate Plus Bond Portfolio

Western Asset Limited Duration Bond Portfolio

Western Asset Non-U.S. Opportunity Bond Portfolio

Western Asset Absolute Return Portfolio

Western Asset Global Strategic Income Portfolio

Western Asset Enhanced Equity Portfolio

Legg Mason Charles Street Trust, Inc.

Legg Mason Batterymarch U.S. Small Capitalization Equity Portfolio

Legg Mason Global Opportunities Bond Fund

Legg Mason Light Street Trust, Inc.

Legg Mason Classic Valuation Fund

Legg Mason Capital Management Growth Trust, Inc.

Legg Mason Global Trust, Inc.

Legg Mason Batterymarch International Equity Trust

Legg Mason Batterymarch Emerging Markets Trust

Legg Mason Investors Trust, Inc.

Legg Mason Capital Management American Leading Companies Trust

Legg Mason U.S. Small-Capitalization Value Trust

Legg Mason Investment Trust, Inc.

Legg Mason Capital Management Opportunity Trust

Legg Mason Capital Management Special Investment Trust, Inc.

Legg Mason Tax-Free Income Fund

Legg Mason Investment Counsel Maryland Tax-Free Income Trust

Legg Mason Capital Management Value Trust, Inc.

Legg Mason Global Asset Management Trust

Legg Mason International Opportunities Bond Fund

Legg Mason Manager Select Large Cap Growth Fund

Legg Mason Manager Select Large Cap Value Fund

Legg Mason Strategic Real Return Fund

Barrett Opportunity Fund, Inc.

The Barrett Funds

Barrett Growth Fund

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED		BOND NUMBER

Legg Mason Growth Trust		87028109B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	July 1, 2009 to July 1, 2010	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the names of the Insureds identified in Item 1 of the Declarations, Name of Insured, under the “Original Names” set forth below have changed, effective as of the date(s) set forth below, to the corresponding “New Names” set forth below,

Original Names	New Names as of October 5, 2009

Legg Mason Partners Equity Trust, a series fund consisting of:	Legg Mason Partners Equity Trust, a series fund consisting of:
• Legg Mason Partners 130/30 U.S. Large Cap Equity Fund	• Legg Mason Batterymarch 130/30 U.S. Large Cap Equity Fund
• Legg Mason Partners Aggressive Growth Fund	• Legg Mason ClearBridge Aggressive Growth Fund
• Legg Mason Partners Appreciation Fund	• Legg Mason ClearBridge Appreciation Fund
• Legg Mason Partners Capital and Income Fund	• Legg Mason ClearBridge Capital and Income Fund
• Legg Mason Partners Capital Fund	• Legg Mason ClearBridge Capital Fund
• Legg Mason Partners Convertible Fund	• Legg Mason ClearBridge Convertible Fund
• Legg Mason Partners Diversified Large Cap Growth Fund	• Legg Mason ClearBridge Diversified Large Cap Growth Fund
• Legg Mason Partners Dividend Strategy Fund	• Legg Mason ClearBridge Dividend Strategy Fund
• Legg Mason Partners Emerging Markets Equity Fund	• Legg Mason Esemplia Emerging Markets Equity Fund
• Legg Mason Partners Equity Fund	• Legg Mason ClearBridge Equity Fund
• Legg Mason Partners Equity Income Builder Fund	• Legg Mason ClearBridge Equity Income Builder Fund
• Legg Mason Partners Financial Services Fund	• Legg Mason Barrett Financial Services Fund
• Legg Mason Partners Fundamental Value Fund	• Legg Mason ClearBridge Fundamental Value Fund

• Legg Mason Partners Global Equity Fund	• Legg Mason Batterymarch Global Equity Fund
• Legg Mason Partners International All Cap Opportunity Fund	• Legg Mason Global Currents International All Cap Opportunity Fund
• Legg Mason Partners Investors Value Fund	• Legg Mason ClearBridge Investors Value Fund
• Legg Mason Partners Large Cap Growth Fund	• Legg Mason ClearBridge Large Cap Growth Fund
• Legg Mason Partners Lifestyle Allocation 100%	• Legg Mason Lifestyle Allocation 100%
• Legg Mason Partners Lifestyle Allocation 30%	• Legg Mason Lifestyle Allocation 30%
• Legg Mason Partners Lifestyle Allocation 50%	• Legg Mason Lifestyle Allocation 50%
• Legg Mason Partners Lifestyle Allocation 70%	• Legg Mason Lifestyle Allocation 70%
• Legg Mason Partners Lifestyle Allocation 85%	• Legg Mason Lifestyle Allocation 85%
• Legg Mason Partners Lifestyle Income Fund	• Legg Mason Lifestyle Income Fund
• Legg Mason Partners Mid Cap Core Fund	• Legg Mason ClearBridge Mid Cap Core Fund
• Legg Mason Partners S&P 500 Index Fund	• Legg Mason Batterymarch S&P 500 Index Fund
• Legg Mason Partners Small Cap Growth Fund	• Legg Mason ClearBridge Small Cap Growth Fund
• Legg Mason Partners Small Cap Value Fund	• Legg Mason ClearBridge Small Cap Value Fund
• Legg Mason Partners Social Awareness Fund	• Legg Mason Investment Counsel Social Awareness Fund
• Legg Mason Partners Target Retirement 2015	• Legg Mason Target Retirement 2015
• Legg Mason Partners Target Retirement 2020	• Legg Mason Target Retirement 2020
• Legg Mason Partners Target Retirement 2025	• Legg Mason Target Retirement 2025
• Legg Mason Partners Target Retirement 2030	• Legg Mason Target Retirement 2030
• Legg Mason Partners Target Retirement 2035	• Legg Mason Target Retirement 2035
• Legg Mason Partners Target Retirement 2040	• Legg Mason Target Retirement 2040
• Legg Mason Partners Target Retirement 2045	• Legg Mason Target Retirement 2045
• Legg Mason Partners Target Retirement 2050	• Legg Mason Target Retirement 2050
• Legg Mason Partners Target Retirement Fund	• Legg Mason Target Retirement Fund
• Legg Mason Partners U.S. Large Cap Equity Fund	• Legg Mason Batterymarch U.S. Large Cap Equity Fund
• Legg Mason Partners All Cap Fund	• Legg Mason Capital Management All Cap Fund
Legg Mason Partners Income Trust, a series fund consisting of:	Legg Mason Partners Income Trust, a series fund consisting of:
• Legg Mason Partners California Municipals Fund	• Legg Mason Western Asset California Municipals Fund
• Legg Mason Partners Core Bond Fund	• Legg Mason Western Asset Core Bond Fund
• Legg Mason Partners Core Plus Bond Fund	• Legg Mason Western Asset Core Plus Bond Fund
• Legg Mason Partners Corporate Bond Fund	• Legg Mason Western Asset Corporate Bond Fund
• Legg Mason Partners Global High Yield Bond Fund	• Legg Mason Western Asset Global High Yield Bond Fund
• Legg Mason Partners Global Inflation Management Fund	• Legg Mason Western Asset Global Inflation Management Fund
• Legg Mason Partners Government Securities Fund	• Legg Mason Western Asset Government Securities Fund
• Legg Mason Partners High Income Fund	• Legg Mason Western Asset High Income Fund

• Legg Mason Partners Intermediate Maturity California Municipals Fund	• Legg Mason Western Asset Intermediate Maturity California Municipals Fund
• Legg Mason Partners Intermediate Maturity New York Municipals Fund	• Legg Mason Western Asset Intermediate Maturity New York Municipals Fund
• Legg Mason Partners Intermediate-Term Municipals Fund	• Legg Mason Western Asset Intermediate-Term Municipals Fund
• Legg Mason Partners Managed Municipals Fund	• Legg Mason Western Asset Managed Municipals Fund
• Legg Mason Partners Massachusetts Municipals Fund	• Legg Mason Western Asset Massachusetts Municipals Fund
• Legg Mason Partners Municipal High Income Fund	• Legg Mason Western Asset Municipal High Income Fund
• Legg Mason Partners New Jersey Municipals Fund	• Legg Mason Western Asset New Jersey Municipals Fund
• Legg Mason Partners New York Municipals Fund	• Legg Mason Western Asset New York Municipals Fund
• Legg Mason Partners Pennsylvania Municipals Fund	• Legg Mason Western Asset Pennsylvania Municipals Fund
• Legg Mason Partners Short Duration Municipal Income Fund	• Legg Mason Western Asset Short Duration Municipal Income Fund
• Legg Mason Partners Short-Term Bond Fund	• Legg Mason Western Asset Short-Term Bond Fund
• Legg Mason Partners Strategic Income Fund	• Legg Mason Western Asset Strategic Income Fund
• Legg Mason Partners Adjustable Rate Income Fund	• Legg Mason Western Asset Adjustable Rate Income Fund
• Legg Mason Partners Oregon Municipals Fund	• Legg Mason Western Asset Oregon Municipals Fund
Legg Mason Charles Street Trust, Inc., a series fund consisting of:	Legg Mason Charles Street Trust, Inc., a series fund consisting of:
• Batterymarch U.S. Small-Capitalization Equity Portfolio	• Legg Mason Batterymarch U.S. Small Capitalization Equity Portfolio
Legg Mason Global Trust, Inc., a series fund consisting of:	Legg Mason Global Trust, Inc., a series fund consisting of:
• Legg Mason Emerging Markets Trust	• Legg Mason Batterymarch Emerging Markets Trust
• Legg Mason International Equity Trust	• Legg Mason Batterymarch International Equity Trust
Legg Mason Growth Trust, Inc., a series fund consisting of:	Legg Mason Growth Trust, Inc., a series fund consisting of:
• Legg Mason Growth Trust, Inc.	• Legg Mason Capital Management Growth Trust, Inc.

Legg Mason Investment Trust, Inc., a series fund consisting of:	Legg Mason Investment Trust, Inc., a series fund consisting of:
• Legg Mason Opportunity Trust	• Legg Mason Capital Management Opportunity Trust
Legg Mason Investors Trust, Inc., a series fund consisting of:	Legg Mason Investors Trust, Inc., a series fund consisting of:
• Legg Mason American Leading Companies Trust	• Legg Mason Capital Management American Leading Companies Trust
Legg Mason Special Investment Trust, Inc., a series fund consisting of:	Legg Mason Special Investment Trust, Inc., a series fund consisting of:
• Legg Mason Special Investment Trust, Inc.	• Legg Mason Capital Management Special Investment Trust, Inc.
Legg Mason Tax-Free Income Fund, a series fund consisting of:	Legg Mason Tax-Free Income Fund, a series fund consisting of:
• Legg Mason Maryland Tax-Free Income Trust	• Legg Mason Investment Counsel Maryland Tax-Free Income Trust
Legg Mason Value Trust, Inc., a series fund consisting of:	Legg Mason Value Trust, Inc., a series fund consisting of:
• Legg Mason Value Trust, Inc.	• Legg Mason Capital Management Value Trust, Inc.
Legg Mason Partners Institutional Trust, a series fund consisting of:	Legg Mason Partners Institutional Trust, a series fund consisting of:
• SMASh Series C Fund	• Legg Mason Western Asset SMASh Series C Fund
• SMASh Series EC Fund	• Legg Mason Western Asset SMASh Series EC Fund
• SMASh Series M Fund	• Legg Mason Western Asset SMASh Series M Fund

Original Names	New Names as of November 2, 2009

Legg Mason Partners Variable Equity Trust, a series fund consisting of:	Legg Mason Partners Variable Equity Trust, a series fund consisting of:
• Legg Mason Partners Variable Global Equity Portfolio	• Legg Mason Batterymarch Variable Global Equity Portfolio
• Legg Mason Partners Variable Capital and Income Portfolio	• Legg Mason ClearBridge Variable Equity Income Builder Portfolio
• Legg Mason Partners Variable Lifestyle Allocation 50%	• Legg Mason Variable Lifestyle Allocation 50%
• Legg Mason Partners Variable Aggressive Growth Portfolio	• Legg Mason ClearBridge Variable Aggressive Growth Portfolio
• Legg Mason Partners Variable International All Cap Opportunity Portfolio	• Legg Mason Global Currents Variable International All Cap Opportunity Portfolio
• Legg Mason Partners Variable Appreciation Portfolio	• Legg Mason ClearBridge Variable Appreciation Portfolio
• Legg Mason Partners Variable Lifestyle Allocation 85%	• Legg Mason Variable Lifestyle Allocation 85%

• Legg Mason Partners Variable Lifestyle Allocation 70%	• Legg Mason Variable Lifestyle Allocation 70%
• Legg Mason Partners Variable Dividend Strategy Portfolio	• Legg Mason ClearBridge Variable Dividend Strategy Portfolio
• Legg Mason Partners Variable Large Cap Growth Portfolio	• Legg Mason ClearBridge Variable Large Cap Growth Portfolio
• Legg Mason Partners Variable Mid Cap Core Portfolio	• Legg Mason ClearBridge Variable Mid Cap Core Portfolio
• Legg Mason Partners Variable Social Awareness Portfolio	• Legg Mason Investment Counsel Variable Social Awareness Portfolio
• Legg Mason Partners Variable Investors Portfolio	• Legg Mason ClearBridge Variable Investors Portfolio
• Legg Mason Partners Variable Small Cap Growth Portfolio	• Legg Mason ClearBridge Variable Small Cap Growth Portfolio
• Legg Mason Partners Variable Fundamental Value Portfolio	• Legg Mason ClearBridge Variable Fundamental Value Portfolio
• Legg Mason Partners Variable Capital Portfolio	• Legg Mason ClearBridge Variable Capital Portfolio
Legg Mason Partners Variable Income Trust, a series fund consisting of:	Legg Mason Partners Variable Income Trust, a series fund consisting of:
• Legg Mason Partners Variable Diversified Strategic Income Portfolio	• Legg Mason Western Asset Variable Diversified Strategic Income Portfolio
• Legg Mason Partners Variable Money Market Portfolio	• Legg Mason Western Asset Variable Money Market Portfolio
• Legg Mason Partners Variable High Income Portfolio	• Legg Mason Western Asset Variable High Income Portfolio
• Legg Mason Partners Variable Strategic Bond Portfolio	• Legg Mason Western Asset Variable Strategic Bond Portfolio
• Legg Mason Partners Variable Global High Yield Bond Portfolio	• Legg Mason Western Asset Variable Global High Yield Bond Portfolio
• Legg Mason Partners Variable Adjustable Rate Income Portfolio	• Legg Mason Western Asset Variable Adjustable Rate Income Portfolio

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS LIABILITY INSURANCE

RIDER NO. 13

INSURED		BOND NUMBER

Legg Mason Growth Trust		87028109B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	July 1, 2009 to July 1, 2010	/S/ Matthew Link

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
Western Asset Global Corporate Defined Opportunity Fund, Inc.	September 18, 2009
Legg Mason Global Asset Management Trust, a series fund consisting of:	October 7, 2009

•     Legg Mason International Opportunities Bond Fund

•     Legg Mason Manager Select Large Cap Growth Fund

•     Legg Mason Manager Select Large Cap Value Fund

•     Legg Mason Strategic Real Return Fund, a series of:

November 5, 2009
Legg Mason Global Asset Management Trust

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RESOLUTIONS CONSIDERED AT THE

NOVEMBER 5-6, 2009 BOARD MEETING

TO ESTABLISH LEGG MASON GLOBAL ASSET MANAGEMENT TRUST:

DIRECTORS & OFFICERS/ERRORS & OMISSIONS POLICY AND FIDELITY BOND

RESOLVED:

That each of the Funds and its Board Members be included as insured parties under a Directors and Officers/Errors and Omissions Liability Insurance Policy (the “Policy”) issued by ICI Mutual Insurance Company to certain investment companies in the Legg Mason Partners Funds complex, Legg Mason Funds complex, Western Asset Funds complex, Western Asset Claymore Funds complex and to Barrett Opportunity Fund Inc. to which the investment advisers, administrators, affiliated principal underwriter, Board Members and officers of such investment companies are parties, and which provides coverage to such parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the investment companies; and be it

FURTHER RESOLVED:

That the portion of the aggregate premium for the Policy of $6,033,708 to be allocated to each of the Funds for the period October 7, 2009 through June 30, 2010, is fair and reasonable to each of the Funds; and be it

FURTHER RESOLVED:

That the purchase of the fidelity bond coverage with ICI Mutual Insurance Company for the period October 7, 2009 through June 30, 2010, which coverage is maintained jointly on behalf of each of the Funds and the other parties named as insureds therein, including investment companies in the Legg Mason Partners Funds complex, Legg Mason Funds complex, Western Asset Funds complex, Western Asset Claymore Funds complex and to Barrett Opportunity Fund Inc. and Barrett Growth Fund Inc., and which provides coverage in the aggregate amount of $75 million is approved; and be it

FURTHER RESOLVED:

That the payment by each of the Funds of its portion of the total premium of $407,235 for the period October 7, 2009 through June 30, 2010 for the aforementioned joint insured fidelity bond is fair and reasonable and therefore approved, taking into consideration, among other things, the number of parties named as insureds; the nature of the business activities of such parties, the amount of the joint insured fidelity bond; the amount of the premium to be allocated among all parties as insureds; the ratable allocation of the premium among all parties named as insureds; and the extent to which the share of the premium allocated to each of the Funds is less than the premium that Fund would have had to pay if it had provided and maintained a single insured bond; and be it

FURTHER RESOLVED:

That the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries (“Agreement”) entered into among the Funds and the other named insureds under the foregoing fidelity bond coverage is approved and that each officer of the Trust, acting singly, is authorized to execute and deliver such Agreement, the execution and delivery of said Agreement to be conclusive evidence of the Trustees’ approval; and be it

FURTHER RESOLVED:

That the officers of the Trust are authorized to make any and all payments, in the name and on behalf of the Trust and each Fund, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

WESTERN ASSET GLOBAL CORPORATE DEFINED CORPORATE OPPORTUNITY FUND INC.

APPROVAL OF FIDELITY BOND COVERAGE AND DIRECTORS AND OFFICERS/ERRORS AND OMISSIONS POLICY THROUGH ICI MUTUAL INSURANCE COMPANY

RESOLVED:

That the appropriate officers of the Fund be, and each hereby is, authorized and directed to take and/or ratify all necessary action for the Fund to become a member of ICI Mutual Insurance Company (“ICI Mutual”) and, in conjunction with other investment companies for which affiliates of LMPFA serve as investment adviser and/or administrator, to purchase from ICI Mutual fidelity bond coverage (“Joint Fidelity Bond”) and a Directors and Officers/Errors and Omissions (“D&O/E&O”) liability insurance policy to which the investment adviser, sub-adviser, principal underwriter, administrator, directors and/or officers of such investment companies may also be parties; and further

RESOLVED:

That it is the finding of the Board that the Joint Fidelity Bond covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-1 under the 1940 Act is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Joint Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolio; and further

RESOLVED:

That the portion of the total premium for the Joint Fidelity Bond to be allocated to the Fund based on its net assets (following the public offering of its Common Stock) be, and hereby is, approved by a vote of a majority of the Board of Directors of the Fund (all Directors voting) and separately by a majority of the “non-interested” Directors, after having given due consideration to, among other things, the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the Joint Fidelity Bond, the amount of the premiums for the Fidelity Bond, the ratable allocation of the premiums among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a fidelity bond which covers only the Fund as the insured; and further

RESOLVED:	That the Joint Fidelity Bond be, and hereby is, approved by a vote of the Board of Directors (all Directors voting) and separately by the “non-interested” Directors; and further

RESOLVED:

That the appropriate officers of the Fund be, and each of them hereby is, authorized and directed to enter into an agreement, in substantially the form used for the Closed-end Funds, as required by paragraph (f) of Rule 17g-1 under the 1940 Act with the other named insureds under the Joint Fidelity Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Fund and also by one or more of the other named insureds, the Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it obtained and maintained a single insured bond with the minimum coverage required by paragraph (d) (1) of such Rule 17g-1; and further

RESOLVED:

That the appropriate officers of the Fund be, and each of them hereby is, authorized and directed to prepare, execute and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations thereunder; and further

RESOLVED:

That the Secretary of the Fund shall file the Joint Fidelity Bond with the Securities and Exchange Commission and give the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and further

RESOLVED:

That the Fund’s purchase of the D&O/E&O policy to which the Directors, officers and employees of the Fund are parties, and which provides coverage to those parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the Fund is determined to be in the best interest of the Fund; and further

RESOLVED:

That pursuant to Rule 17d-1(d)(7) under the 1940 Act, the Board of Directors (all Directors voting) finds, and, separately, all of the “non-interested” Directors find, that the Fund’s participation in the D&O/E&O policy is in the best interest of the Fund, and that the portion of the total premium for the D&O/E&O policy to be allocated to the Fund based on its net assets is fair and reasonable when compared to the premiums that would have been paid if the insurance coverage of the policy had been purchased separately by the insured parties; and further

RESOLVED:

That the Directors and the appropriate officers of the Fund, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

AGREEMENT CONCERNING ALLOCATION OF FIDELITY BOND PREMIUMS AND

RECOVERIES

This Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries made as of the 1st day of December, 2009 by and among the management investment companies listed on Schedule I (each, a “Fund” and collectively, the “Funds”), all of which are named insureds on a certain fidelity bond underwritten by ICI Mutual Insurance Company (the “Insurer”) covering certain acts relating to the Funds (“Joint Fidelity Bond”):

WHEREAS: each of the Funds has registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as either an open-end management investment company or a closed-end management investment company; and

WHEREAS: Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into a certain agreement with the other named insureds; and

WHEREAS: the Funds each will benefit from their respective participation in the Joint Fidelity Bond in compliance with this Rule;

NOW, THEREFORE, it is agreed as follows:

1.

In the event any recovery under the Joint Fidelity Bond is received as a result of a loss sustained by any of the Funds, then each Fund sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that the claim bears to the total amount claimed by all participants, but at least equal to the amount which each such Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act (“Separate Bond”).

2.

In the event that the claims of loss of the Funds are so related that the Insurer is entitled to assert that the claims must be aggregated with the results that the total amount payable on such claims is limited to the face amount of the Joint Fidelity Bond, the following rules for determining the priorities among the Funds for satisfaction of the claims under the Joint Fidelity Bond shall apply:

A.        First, all claims of each Fund which have been duly proven and established under the Joint Fidelity Bond shall be satisfied up to the minimum amount of a Separate Bond for such Fund; and

B.        Second, the remaining amount of insurance, if any, shall then be applied to the claims of the Funds in proportion to the total of the unsatisfied amount of the claims of each Fund.

3.

Each party to this Agreement is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Declaration of Trust of Legg Mason Tax-Free Income Fund and agrees that obligations assumed by this Trust pursuant to this Agreement shall be limited in all cases to the Trust and its assets. Each party to this Agreement agrees that it shall not seek satisfaction of any such obligation from the shareholders or any individual shareholder of the Legg Mason Tax-Free Income Fund nor from any individual Trustee of that Trust.

4.

Additional Parties to this Agreement: This Agreement is intended to cover all entities insured under the Joint Fidelity Bond. Any insured under the Joint Fidelity Bond that is not currently listed on Schedule I hereto may be added to this Agreement by a written amendment.

5.	This Agreement may be executed in multiple counterparts.

IN WITNESS WHEREOF, each Fund has caused this Agreement to be executed by one of its officers thereunto duly authorized as of the date first above written.

/s/ R. Jay Gerken
R. Jay Gerken
President, each of the Funds listed on Schedule I

/s/ David R. Odenath
David R. Odenath
President, each of the Funds listed on Schedule II

/s/ Peter H. Shriver
Peter H. Shriver
President, the Fund listed on Schedule III

SCHEDULE I

LMP Corporate Loan Fund Inc.

Western Asset High Income Opportunity Fund Inc.

Western Asset Managed High Income Fund Inc.

Western Asset Managed Municipals Fund Inc.

Western Asset Municipal High Income Fund Inc.

LMP Real Estate Income Fund Inc.

Western Asset Intermediate Muni Fund Inc.

Western Asset High Income Fund Inc.

Western Asset High Income Fund II Inc.

Western Asset Worldwide Income Fund Inc.

Western Asset Global High Income Fund Inc.

Western Asset Emerging Markets Debt Fund Inc.

LMP Capital and Income Fund Inc.

Western Asset Emerging Markets Income Fund Inc. (f/k/a Western Asset Emerging Markets Income Fund II Inc.)

Western Asset Emerging Markets Floating Rate Fund Inc.

Western Asset Global Partners Income Fund Inc.

Western Asset Municipal Partners Fund Inc.

Western Asset Variable Rate Strategic Fund Inc.

Western Asset Inflation Management Fund Inc.

Western Asset Municipal Defined Opportunity Trust, Inc.

Western Asset Investment Grade Defined Opportunity Trust Inc.

Western Asset Global Corporate Defined Opportunity Fund Inc.

Legg Mason Partners Equity Trust

Legg Mason Batterymarch 130/30 U.S. Large Cap Equity Fund

Legg Mason ClearBridge Aggressive Growth Fund

Legg Mason ClearBridge Appreciation Fund

Legg Mason ClearBridge Capital and Income Fund

Legg Mason ClearBridge Capital Fund

Legg Mason ClearBridge Convertible Fund

Legg Mason ClearBridge Diversified Large Cap Growth Fund

Legg Mason ClearBridge Dividend Strategy Fund

Legg Mason Esemplia Emerging Markets Equity Fund

Legg Mason ClearBridge Equity Fund

Legg Mason ClearBridge Equity Income Builder Fund

Legg Mason Barrett Financial Services Fund

Legg Mason ClearBridge Fundamental Value Fund

Legg Mason Batterymarch Global Equity Fund

Legg Mason Global Currents International All Cap Opportunity Fund

Legg Mason ClearBridge Investors Value Fund

Legg Mason ClearBridge Large Cap Growth Fund

Legg Mason Lifestyle Allocation 100%

Legg Mason Lifestyle Allocation 30%

Legg Mason Lifestyle Allocation 50%

Legg Mason Lifestyle Allocation 70%

Legg Mason Lifestyle Allocation 85%

Legg Mason Lifestyle Income Fund

Legg Mason ClearBridge Mid Cap Core Fund

Legg Mason Capital Management All Cap Fund

Legg Mason Batterymarch S&P 500 Index Fund

Legg Mason ClearBridge Small Cap Growth Fund

Legg Mason ClearBridge Small Cap Value Fund

Legg Mason Investment Counsel Social Awareness Fund

Legg Mason Target Retirement 2015

Legg Mason Target Retirement 2020

Legg Mason Target Retirement 2025

Legg Mason Target Retirement 2030

Legg Mason Target Retirement 2035

Legg Mason Target Retirement 2040

Legg Mason Target Retirement 2045

Legg Mason Target Retirement 2050

Legg Mason Target Retirement Fund

Legg Mason Batterymarch U.S. Large Cap Equity Fund

Legg Mason Permal Tactical Allocation Fund

Legg Mason Partners Income Trust

Legg Mason Western Asset Adjustable Rate Income Fund

Legg Mason Western Asset California Municipals Fund

Legg Mason Western Asset Core Bond Fund

Legg Mason Western Asset Core Plus Bond Fund

Legg Mason Western Asset Global High Yield Bond Fund

Legg Mason Western Asset Government Securities Fund

Legg Mason Western Asset High Income Fund

Legg Mason Western Asset Global Inflation Management Fund

Legg Mason Western Asset Intermediate Maturity California Municipals Fund

Legg Mason Western Asset Intermediate Maturity New York Municipals Fund

Legg Mason Western Asset Intermediate-Term Municipals Fund

Legg Mason Western Asset Corporate Bond Fund

Legg Mason Western Asset Managed Municipals Fund

Legg Mason Western Asset Massachusetts Municipals Fund

Legg Mason Western Asset Municipal High Income Fund

Legg Mason Western Asset New Jersey Municipals Fund

Legg Mason Western Asset New York Municipals Fund

Legg Mason Western Asset Oregon Municipals Fund

Legg Mason Western Asset Pennsylvania Municipals Fund

Legg Mason Western Asset Short Duration Municipal Income Fund

Legg Mason Western Asset Short-Term Bond Fund

Legg Mason Western Asset Strategic Income Fund

Western Asset Emerging Markets Debt Portfolio

Western Asset Global High Yield Bond Portfolio

Legg Mason Partners Money Market Trust

Western Asset / Citi California Tax Free Reserves

Western Asset / Citi Liquid Reserves

Western Asset / Citi Connecticut Tax Free Reserves

Western Asset / Citi New York Tax Free Reserves

Western Asset / Citi Tax Free Reserves

Western Asset / Citi U.S. Treasury Reserves

Western Asset California Municipal Money Market Fund

Western Asset Massachusetts Municipal Money Market Fund

Western Asset New York Municipal Money Market Fund

Western Asset Money Market Fund

Western Asset Government Money Market Fund

Western Asset Municipal Money Market Fund

Western Asset AMT Tax Free Money Market Fund

Legg Mason Partners Institutional Trust

Western Asset Institutional Money Market Fund

Western Asset / Citi Institutional Cash Reserves

Western Asset / Citi Institutional Liquid Reserves

Western Asset / Citi Institutional Tax Free Reserves

Western Asset / Citi Institutional U.S. Treasury Reserves

Western Asset Institutional Government Money Market Fund

Western Asset Institutional Municipal Money Market Fund

Legg Mason Western Asset SMASh Series C Fund

Legg Mason Western Asset SMASh Series EC Fund

Legg Mason Western Asset SMASh Series M Fund

Legg Mason Partners Premium Money Market Trust

Western Asset / Citi Premium Liquid Reserves

Western Asset / Citi Premium U.S. Treasury Reserves

Master Portfolio Trust

Liquid Reserves Portfolio

U.S. Treasury Reserves Portfolio

Tax Free Reserves Portfolio

Prime Cash Reserves Portfolio

Institutional Enhanced Portfolio

Government Portfolio

Legg Mason Partners Variable Equity Trust

Legg Mason ClearBridge Variable Aggressive Growth Portfolio

Legg Mason ClearBridge Variable Appreciation Portfolio

Legg Mason ClearBridge Variable Dividend Strategy Portfolio

Legg Mason ClearBridge Variable Fundamental Value Portfolio

Legg Mason Global Currents Variable International All Cap Opportunity Portfolio

Legg Mason ClearBridge Variable Investors Portfolio

Legg Mason ClearBridge Variable Large Cap Growth Portfolio

Legg Mason Variable Lifestyle Allocation 50%

Legg Mason Variable Lifestyle Allocation 70%

Legg Mason Variable Lifestyle Allocation 85%

Legg Mason ClearBridge Variable Mid Cap Core Portfolio

Legg Mason ClearBridge Variable Capital Portfolio

Legg Mason ClearBridge Variable Equity Income Builder Portfolio

Legg Mason Batterymarch Variable Global Equity Portfolio

Legg Mason ClearBridge Variable Small Cap Growth Portfolio

Legg Mason Investment Counsel Variable Social Awareness Portfolio

Legg Mason Partners Variable Income Trust

Legg Mason Western Asset Variable Adjustable Rate Income Portfolio

Legg Mason Western Asset Variable Diversified Strategic Income Portfolio

Legg Mason Western Asset Variable Global High Yield Bond Portfolio

Legg Mason Western Asset Variable High Income Portfolio

Legg Mason Western Asset Variable Money Market Portfolio

Legg Mason Western Asset Variable Strategic Bond Portfolio

Western Asset Income Fund, Inc.

Western Asset/Claymore Inflation-Linked Securities & Income Fund

Western Asset/Claymore Inflation-Linked Opportunities & Income Fund

Western Asset Premier Bond Fund

Western Asset Funds, Inc.

Western Asset Core Plus Bond Portfolio

Western Asset Core Bond Portfolio

Western Asset High Yield Portfolio

Western Asset Inflation Indexed Plus Bond Portfolio

Western Asset Intermediate Bond Portfolio

Western Asset Intermediate Plus Bond Portfolio

Western Asset Limited Duration Bond Portfolio

Western Asset Non-U.S. Opportunity Bond Portfolio

Western Asset Absolute Return Portfolio

Western Asset Global Strategic Income Portfolio

Western Asset Enhanced Equity Portfolio

SCHEDULE II

Legg Mason Charles Street Trust, Inc.

Legg Mason Batterymarch U.S. Small Capitalization Equity Portfolio

Legg Mason Global Opportunities Bond Fund

Legg Mason Light Street Trust, Inc.

Legg Mason Classic Valuation Fund

Legg Mason Capital Management Growth Trust, Inc.

Legg Mason Global Trust, Inc.

Legg Mason Batterymarch International Equity Trust

Legg Mason Batterymarch Emerging Markets Trust

Legg Mason Investors Trust, Inc.

Legg Mason Capital Management American Leading Companies Trust

Legg Mason U.S. Small-Capitalization Value Trust

Legg Mason Investment Trust, Inc.

Legg Mason Capital Management Opportunity Trust

Legg Mason Capital Management Special Investment Trust, Inc.

Legg Mason Tax-Free Income Fund

Legg Mason Investment Counsel Maryland Tax-Free Income Trust

Legg Mason Capital Management Value Trust, Inc.

Legg Mason Global Asset Management Trust

Legg Mason International Opportunities Bond Fund

Legg Mason Manager Select Large Cap Growth Fund

Legg Mason Manager Select Large Cap Value Fund

Legg Mason Strategic Real Return Fund

SCHEDULE III

Barrett Opportunity Fund, Inc.

The Barrett Funds

Barrett Growth Fund